UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-04379          	                      12/31/2004

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

PLAN INVESTMENT FUND, INC.
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4. Address of principal executive office (number,street,city,state,zip code):

676 North St. Clair Street Suite 1600,  Chicago, IL 60611-2997

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT







INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Trustees of
Plan Investment Fund, Inc.

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Plan Investment Fund, Inc. comprised of Government/REPO Portfolio and Money Market Portfolio (collectively, the "Portfolios"), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of December 31, 2004. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2004, and with respect to agreement of security purchases and sales, for the period from November 30, 2004 (date of the last examination) through December 31, 2004:

Confirmation of all securities held by the Depository Trust Company, Bank of New York, and Federal Reserve Bank of Boston in book entry form without prior notice to management;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agent;

Reconciliation of all such securities to the books and records of the Portfolios and the custodian;

Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Portfolios' records; and

Agreement of two security purchases and two security sales or maturities since November 30, 2004 from the books and records of the Portfolios to broker confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Plan Investment Fund, Inc. complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Plan Investment Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP


Chicago, Illinois
February 16, 2005





Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940


We, as members of management of Plan Investment Fund, Inc. comprised of Government/REPO Portfolio and Money Market Portfolio (collectively, the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portofolios' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2004, and from November 30, 2004 (date of last examination) through December 31, 2004.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2004, and from November 30, 2004 through December 31, 2004, with respect to securities reflected in the investment accounts of the Plan Investment Fund, Inc.

Plan Investment Fund, Inc.


David P. Behnke
President and Chief Executive Officer


Dale Palka
Treasurer